UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 3, 2022

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No a

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No a

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Third Quarter 2022 Trading Report”, dated November 3, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 3, 2022	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Smith+Nephew Third Quarter 2022 Trading Report

3 November 2022

Q3 Highlights1,2

●	Q3 revenue of $1,250 million (2021: $1,266 million), representing underlying revenue growth of 4.8% (600bps FX headwind resulted in reported decline of -1.2%)
●	Orthopaedics revenue up 2.1%. Excluding China, Orthopaedics grew 5.6%
●	Sports Medicine & ENT up 7.1%, with recent product launches performing well
●	Advanced Wound Management up 6.0%, maintaining recent strong performance

2022 Full Year Outlook1,2

●	Full-year underlying revenue growth currently expected in middle of previously guided range of 4.0% to 5.0%
●	Unchanged trading profit margin guidance of around 17.5%

Strategic and Operational Update

●	12-point plan to improve execution and drive Strategy for Growth underway, focused on fixing Orthopaedics, improving productivity, and accelerating growth in Advanced Wound Management and Sports Medicine
o	Teams and structures embedded and KPIs established
o	In Orthopaedics, improved logistics contributed to a reduction in overdue orders and improved instrument set utilisation during the quarter
●	Continuing cadence of new product launches and publication of clinical evidence

Deepak Nath, Chief Executive Officer, said:

“We delivered 4.8% underlying revenue growth in the third quarter, with all franchises and geographies contributing, and are on track to deliver our full year guidance.

“Last quarter we set out our 12-point plan to improve business performance. We are executing at pace and have recorded a number of early successes, including reducing backorders and improving instrument set deployment in Orthopaedics.

“We also continue to deliver innovative new products and build on the value of our technology. During the quarter we became the first company to receive FDA approval for robotics-assisted revision knee surgery, launched a superabsorbent wound dressing, and published compelling new rotator-cuff repair data for REGENETEN◊.

“While we are still near the start of the journey, and there is much more work to be done, I am pleased with our early progress, and confident that we are on the right track to transform performance.”

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call

A conference call to discuss Smith+Nephew’s third quarter results will be held today at 8.30am GMT / 4.30am EDT, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/results/.

Forward calendar

The full year results will be released on 21 February 2023.

Notes

1.	All numbers given are for the quarter or nine months ended 1 October 2022 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2021 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Third quarter 2022 trading update

Our third quarter revenue was $1,250 million (2021: $1,266 million), representing underlying revenue growth of 4.8%. A 600bps foreign exchange headwind, primarily due to the strength of the US Dollar, resulted in a reported revenue decline of -1.2%. Q3 2022 comprised 63 trading days, in line with the comparable Q3 period in 2021.

All franchises and geographies contributed to the underlying revenue growth in the quarter.

Orthopaedics revenue was up 2.1% (-3.0% reported), Sports Medicine & ENT up 7.1% (0.8% reported), and Advanced Wound Management up 6.0% (-1.0% reported).

Revenue growth in our Established Markets was 3.9% (-1.8% reported). Within this, in the US, our largest market, we delivered strong 6.0% revenue growth (6.0% reported). Other Established Markets revenue was up 0.4% (-14.3% reported). Emerging Markets revenue was up 8.6% (1.4% reported), as the expected decline in China Orthopaedics discussed below continued to be offset by strong growth elsewhere including in India and Latin America.

Macro factors including shortages of some input materials, such as semiconductors and resin, and staff shortages in healthcare systems, remained constraining factors on growth across a number of segments during the quarter.

Strategic update

In July 2022 we announced a comprehensive 12-point plan to drive better execution at pace, in order to take the business forward and deliver on our Strategy for Growth pillars to Strengthen and Accelerate. This plan is focused on:

●	Fixing Orthopaedics
●	Improving productivity
●	Accelerating growth in Advanced Wound Management and Sports Medicine & ENT

During the quarter we embedded the teams and structures to drive this work and established the internal KPIs to monitor progress and drive accountability.

While we expect the work to deliver the full plan to take two years, we are making meaningful early progress, including:

●	Improving logistics and updating our demand and supply planning process to bring a deeper level of specificity and collaboration between our operations and commercial teams;
●	Reducing the value of overdue orders in US Orthopaedics by more than 15% since the peak in the first half of the year; and
●	Moving Orthopaedics instrument sets to more active customer accounts, with 80% of the first phase completed in the US by quarter end.

Further work is proceeding across the 12-point plan, and we will continue to update on progress in future trading updates.

Delivering innovation

During the quarter we continued to introduce innovative new products and clinical evidence to drive future growth.

In Orthopaedics, we became the first company to receive FDA 510(k) clearance for a revision knee indication using a robotics-assisted platform and completed the first cases on our CORI◊ Surgical System. Revisions account for around 10% of all knee procedures in the US. We also continued the roll-out of our OR3O◊ Dual Mobility System for use in primary and revision hip arthroplasty, launching in Japan.

In Sports Medicine, we announced encouraging evidence supporting our REGENETEN Bioinductive Implant, which delivered an 86% reduction in rotator cuff re-tear rates at 12 months in interim results from a randomised controlled trial.

In Advanced Wound Management, we also introduced our DURAMAX◊ S Silicon Super Absorbent Dressing for high exuding wounds, launching in Europe where superabsorbers are one of the fastest growing categories of dressings.

Consolidated revenue analysis for the third quarter

	1 October	2 October	Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	492	508	-3.0	2.1	-	-5.1
Knee Implants	210	207	1.9	7.4	-	-5.5
Hip Implants	136	145	-6.5	-1.0	-	-5.5
Other Reconstruction(ii)	18	20	-10.5	-6.0	-	-4.5
Trauma & Extremities	128	136	-5.5	-1.2	-	-4.3

Sports Medicine & ENT	382	379	0.8	7.1	-	-6.3
Sports Medicine Joint Repair	209	207	0.9	7.5	-	-6.6
Arthroscopic Enabling Technologies	131	139	-5.6	0.5	-	-6.1
ENT (Ear, Nose and Throat)	42	33	27.8	32.1	-	-4.3

Advanced Wound Management	376	379	-1.0	6.0	-	-7.0
Advanced Wound Care	173	189	-8.3	1.6	-	-9.9
Advanced Wound Bioactives	136	121	12.0	12.7	-	-0.7
Advanced Wound Devices	67	69	-3.4	5.8	-	-9.2

Total	1,250	1,266	-1.2	4.8	-	-6.0

Consolidated revenue by geography
US	671	633	6.0	6.0	-	-
Other Established Markets(iii)	341	398	-14.3	0.4	-	-14.7
Total Established Markets	1,012	1,031	-1.8	3.9	-	-5.7
Emerging Markets	238	235	1.4	8.6	-	-7.2
Total	1,250	1,266	-1.2	4.8	-	-6.0
(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Orthopaedics

In Orthopaedics revenue was up 2.1% (-3.0% reported). Excluding China, where performance continued to be impacted by the implementation of the previously disclosed hip and knee volume-based-procurement (VBP) programme, Orthopaedics grew by 5.6% underlying.

Knee Implants grew 7.4% (1.9% reported) and Hip Implants declined -1.0% (-6.5% reported). Knee Implants grew by 11.1% and Hip Implants by 3.6% in the US. Our JOURNEY II◊ and LEGION◊ REVISION knee systems both delivered double-digit growth and we are starting to see the early benefit of our cementless total knee LEGION CONCELOC◊. We remain focused on improving overall performance in Hip Implants, nevertheless our POLAR3◊ Total Hip Solution, with its class-leading survivorship data, and the OR3O Dual Mobility Hip System both delivered good growth in the quarter.

Other Reconstruction revenue declined -6.0% (-10.5% reported), as raw material supply constraints continued to impact this segment. Our installed base in robotics has now passed 500 units globally.

Trauma & Extremities declined -1.2% (-5.5% reported) continuing to reflect our decision not to participate in the broader roll-out of provincial trauma tenders in China.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered revenue growth of 7.1% (0.8% reported) in the quarter.

Within this, Sports Medicine Joint Repair delivered 7.5% (0.9% reported) revenue growth and Arthroscopic Enabling Technologies revenue was up 0.5% (-5.6% reported). We continue to benefit from our excellent shoulder repair portfolio, including double-digit growth for REGENETEN. Recent product launches also performed well, including the FAST-FIX◊ FLEX Meniscal Repair System and WEREWOLF FASTSEAL◊ 6.0 Hemostasis Wand.

Revenue from ENT was up 32.1% (27.8% reported) as procedure volumes recover from the impact of COVID.

Advanced Wound Management

Our Advanced Wound Management franchise delivered revenue growth of 6.0% (-1.0% reported), maintaining recent strong performance with growth coming across all regions and product categories.

Advanced Wound Care revenue was up 1.6% (-8.3% reported), including good growth from our infection management and films portfolios and in Asia-Pacific.

Advanced Wound Bioactives revenue was up 12.7% (12.0% reported), driven by both our enzymatic debrider SANTYL◊ and our skin substitute portfolio.

Advanced Wound Devices revenue was up 5.8% (-3.4% reported), with double-digit growth from our PICO◊ Single Use Negative Pressure Wound Therapy System being offset by a slower quarter from the traditional negative pressure system RENASYS◊ due to on-going input material shortages.

2022 Full Year Outlook

With one quarter remaining of 2022, we currently expect our underlying revenue growth for the full year to be around the middle of our guided range of 4.0% to 5.0% (around
-0.8% to +0.2% on a reported basis, including a foreign exchange headwind of 480bps based on exchange rates prevailing on 28 October 2022).

We also continue to expect trading profit margin to be around 17.5%.

We expect the tax rate on trading results for 2022 to be around 18%, subject to any material changes to tax law, or other one-off items.

Consolidated revenue analysis for nine months to 1 October 2022

	1 October	2 October	Reported	Underlying	Acquisitions	Currency
	2022	2021	growth	Growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	1,564	1,605	-2.5	1.2	-	-3.7
Knee Implants	665	644	3.2	7.3	-	-4.1
Hip Implants	434	461	-5.8	-1.9	-	-3.9
Other Reconstruction(ii)	61	67	-9.0	-5.5	-	-3.5
Trauma & Extremities	404	433	-6.6	-3.7	-	-2.9

Sports Medicine & ENT	1,159	1,143	1.5	5.8	-	-4.3
Sports Medicine Joint Repair	634	616	3.0	7.6	-	-4.6
Arthroscopic Enabling Technologies	412	432	-4.6	-0.3	-	-4.3
ENT (Ear, Nose and Throat)	113	95	18.9	21.7	-	-2.8

Advanced Wound Management	1,127	1,117	0.8	5.9	-	-5.1
Advanced Wound Care	533	550	-3.1	4.3	-	-7.4
Advanced Wound Bioactives	388	368	5.2	5.8	-	-0.6
Advanced Wound Devices	206	199	3.5	10.4	-	-6.9

Total	3,850	3,865	-0.4	3.9	-	-4.3

Consolidated revenue by geography
US	2,022	1,950	3.7	3.7	-	-
Other Established Markets(iii)	1,119	1,229	-8.9	1.9	-	-10.8
Total Established Markets	3,141	3,179	-1.2	3.0	-	-4.2
Emerging Markets	709	686	3.5	8.1	-	-4.6
Total	3,850	3,865	-0.4	3.9	-	-4.3

(i)	Underlying growth is defined in Note 2 on page 2
(ii)	Other Reconstruction includes robotics capital sales, our joint reconstruction business and cement
(iii)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

About Smith+Nephew

Smith+Nephew is a portfolio medical technology company that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 18,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2021. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations

. ◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.